Exhibit 1

STOCK PURCHASE AGREEMENT

dated as of September 17, 2007

by and among

SWIRNOW AIRWAYS CORP.

as Seller,

MAINFREIGHT LIMITED

as Purchaser

Exhibits:

Exhibit A                Form of Stock Power

ii

STOCK PURCHASE AGREEMENT dated as of September 17, 2007 (this “Agreement”), between Swirnow Airways Corp., a Delaware corporation (“Seller”), and Mainfreight Limited, a New Zealand corporation (“Purchaser”).

INTRODUCTION

WHEREAS, Seller owns all of the issued and outstanding capital stock of Wrexham Aviation Corp., a Delaware company (the “Company”), indirect beneficial owner of 5,884,585 shares of common stock, par value $.01 per share, and 122,946 shares of Class F Preferred Stock, par value $10.00 per share, of Target Logistics, Inc., a Delaware Company (“TLG” and such shares; the “TLG Shares”);

WHEREAS, to induce Seller to agree to the Merger (as defined herein), Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, 100% of the ownership interests in the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrent with the execution of this Agreement, Purchaser is entering into a merger agreement among Purchaser, Saleyards Corp. and TLG (the “Merger Agreement”), pursuant to which Saleyards Corp. will merge with and into TLG and TLG will become a wholly owned subsidiary of Purchaser (the “Merger”);

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

SALE OF SHARES AND CLOSING

Section 1.01     Purchase and Sale.  On the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, all of the right, title and interest of Seller in and to all of the issued and outstanding shares of capital stock of the Company (the “Shares”), free and clear of all Liens.

Section 1.02     Purchase Price.  At Closing, subject to the terms and conditions of this Agreement and in consideration of the transactions described in this Agreement, Purchaser agrees to pay in accordance with Section 1.04(b) in cash, by wire transfer of immediately available funds, $2.50 per share of common stock and $62.50 per share of Class F Preferred Stock of TLG beneficially owned by Seller (the aggregate of such amounts, the “Purchase Price”).

Section 1.03     Closing.  The Closing will take place at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York, on the date of the closing of the Merger and immediately prior  to the Merger, assuming the satisfaction or waiver of the conditions precedent specified in Articles V and VI (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions), or at such other time and place as Purchaser and Seller may mutually agree in writing (the “Closing Date”).

Section 1.04     Deliveries at Closing.

(a)     Seller shall deliver, or cause to be delivered, to Purchaser: (i) stock certificates representing the Shares, duly endorsed in blank or accompanied by appropriate stock powers duly endorsed in blank, in the form attached hereto as Exhibit A, (ii) a certificate of an officer of Seller, dated as of the Closing Date, as to the matters set forth in Sections 5.01 and 5.02, and (iii) either (A) an affidavit of Seller stating, under penalty of perjury, Seller’s U.S. taxpayer identification number and that Seller is not a foreign Person or (B) an affidavit by the Company stating, under penalty of perjury, that the Company is not and has not been a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code)) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b)    Purchaser shall deliver, or cause to be delivered (i) to Seller (A) a wire transfer of immediately available funds (to such account as Seller shall have notified Purchaser of at least two Business Days prior to the Closing Date) in an aggregate amount equal to the Purchase Price less the Escrow Amount and (B) a certificate of Purchaser, dated as of the Closing Date, as to the matters set forth in Sections 6.01 and 6.02 and (ii) to the Escrow Agent the Escrow Amount.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Purchaser of the information required to be disclosed in respect of the other sections to avoid a breach under the representation and warranty or covenant corresponding to such other sections), Seller hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

Section 2.01     Title.

(a)     Seller owns legal and beneficial title to the Shares free and clear of all Liens.  Upon delivery of the Shares, Purchaser will acquire good and valid title to the Shares free and clear of all Liens and shall be entitled to all the rights of a holder of such Shares.

(b)    Seller owns, through its wholly owned Subsidiaries, legal and beneficial title to all of the TLG Shares. free and clear of all Liens.  Upon the consummation of the transactions contemplated by this Agreement, Purchaser will acquire good and valid title to the TLG Shares free and clear of all Liens and shall be entitled to all the rights of a holder of such TLG Shares.

Section 2.02     Organization; Authority.  Each of the Seller and the Transferred Companies is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and assets, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where such qualification is necessary.  The execution and delivery by Seller of this Agreement and the performance by Seller of its obligations hereunder, have been duly and validly authorized by all necessary corporate and other proceedings on the part of the Seller and its stockholders.  This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

Section 2.03     Capitalization.

(a)     The Shares represent all of the outstanding capital stock of the Company.  All of the Shares have been duly authorized and validly issued and are fully paid and nonassessable.  The sale and delivery of the Shares as contemplated by this Agreement are not subject to any preemptive right, right of first refusal or other similar right or restriction.  There are no existing options, warrants or other agreements to which the Company or any other Person is a party requiring the issuance of any additional Shares or other securities convertible into shares of capital stock of the Company.

(b)    The Company owns, directly or indirectly, the entirety of the Subsidiary Shares.  The Subsidiary Shares represent all of the capital stock of the Company Subsidiaries, and are owned free and clear of all Liens.  There are no existing options, warrants or other agreements to which any of the Company Subsidiaries or any other Person is a party requiring the issuance of any additional Subsidiary Shares or other securities convertible into shares of capital stock of the Company Subsidiaries.  The Company does not, directly or indirectly, own any equity interests in any Person other than the Company Subsidiaries, TLG and the Distributed Assets.  The capitalization and ownership of each of the Company Subsidiaries is set forth in Section 2.03 of the Disclosure Schedule.

Section 2.04     No Conflicts.   The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)     conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate or articles of incorporation or by-laws (or other comparable corporate charter documents) of the Transferred Companies;

(b)    conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to any of the Transferred Companies or any of their respective assets or properties; or

(c)     (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require any of TLG or the Transferred Companies to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon TLG or any of the Transferred Companies or any of its or their respective assets or properties under, any Contract or License to which any of TLG or the Transferred Companies is a party or by which any of its or their respective assets or properties is bound.

Section 2.05     Governmental Approvals and Filings.  No consent, approval or action of, filing with or notice to any Governmental Authority or Person on the part of any of the Transferred Companies is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby.

Section 2.06     Taxes. (a)  Each of the Transferred Companies has timely filed all Tax Returns that it was required to file.  All such Tax Returns were correct and complete in all respects.

(b)    All Taxes owed by the Transferred Companies (whether or not shown on any Tax Return) have been paid.

(c)     None of the Transferred Companies is currently the beneficiary of any extension of time within which to file any Tax Return.

(d)    No claim has ever been made by an authority in a jurisdiction where any of the Transferred Companies does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  Section 2.06(d) of the Disclosure Schedule contains a list of each jurisdiction in which the Transferred Companies file tax returns.

(e)     There are no Liens on any of the respective assets or properties of the Transferred Companies that arose in connection with any failure (or alleged failure) to pay any Tax.

(f)     There are no audits or investigations in respect of Taxes or Tax Returns of any of the Transferred Companies in progress and there are no audits or investigations threatened.

(g)    Since January 1, 1991, none of the Transferred Companies has been a member of an affiliated, consolidated, combined or unitary group other than the one of which the Company was the common parent.

(h)    During the five-year period ending on the date hereof, none of the Transferred Companies was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.  None of the Transferred Companies has been party to a transaction in which an election under Section 338 of the Code was made in respect of such Transferred Company.

(i)      None of the Transferred Companies has participated in a “listed, reportable or other similar transaction” as defined in Section 1.6011-4(b) of the Treasury Regulations promulgated under the Code.

(j)      The Tax basis in the Distributed Assets (as defined below) will be as determined pursuant to Section 8.01.

Section 2.07     Legal Proceedings.  Since February 7, 1996, there have been no Actions or Proceedings pending or threatened against, relating to or affecting any of the Transferred Companies or any of their respective assets or properties, and there is no fact, circumstance or condition existing that could form the basis for any such Action or Proceeding.

Section 2.08     Compliance With Laws and Orders.  None of the Transferred Companies is or has been, or has received any notice that it is or has been, in violation of or in default under any Law or Order applicable to such Transferred Company or any of their respective assets or properties.

Section 2.09     Benefit Plans; ERISA.  (a)  None of the Transferred Companies sponsors, maintains, contributes to, or has any obligation or liability in connection with any Plan with respect to current or former employees, officers, directors, independent contractors, or consultants, and Seller does not sponsor, maintain, contribute to, or have any obligation or liability in connection with any Plan with respect to current or former employees, officers, directors, independent contractors, or consultants of any of the Transferred Companies for service with any of the Transferred Companies.

(b)    None of the Transferred Companies or Affiliate of any of the Transferred Companies, has ever (i) established, maintained or contributed to, had an obligation to maintain or contribute to, or otherwise had any obligation or liability in connection with any Plan that is subject to Title IV of ERISA or (ii) contributed to, had an obligation to contribute to, or otherwise had any obligation or liability in connection with any “multi-employer plan” as that term is defined in Section 4001 of ERISA.

(c)     There are no pending or threatened claims by or on behalf of any Plan established, sponsored, maintained, contributed to or required to be contributed to by any of the Transferred Companies or and Affiliate of any of the Transferred Companies, existing at the Closing Date or prior thereto, which allege violations of Law which could reasonably be expected to result in liability on the part of Purchaser, any of the Transferred Companies or any fiduciary of any such Plan, nor is there any basis for such a claim.

Section 2.10     Contracts; Licenses.  None of the Transferred Companies is a party to, or bound by, any Contract that has any terms that are still binding on any of the Transferred Companies or pursuant to which any of the Transferred Companies is entitled to any rights.  None of the Transferred Companies maintains any Licenses.

Section 2.11     Affiliate Transactions.

(a)     Neither Seller nor any officer, director or Affiliate of Seller provides or causes to be provided any assets, properties, services or facilities to any of the Transferred Companies;

(b)    None of the Transferred Companies provides or causes to be provided any assets, properties, services or facilities to Seller or any officer, director or Affiliate of Seller; and

(c)     None of the Transferred Companies beneficially owns, directly or indirectly, any Investment Assets of Seller or any officer, director or Affiliate of Seller.

Section 2.12     No Liabilities.  Since February 7, 1996, the Transferred Companies have not had or incurred Liabilities of any kind and no facts, circumstances or conditions exist that could form that basis of any such Liability.

Section 2.13     Employees; Operations.  Since February 7, 1996:

(a)     None of the Transferred Companies has any employees or consultants.

(b)    None of the Transferred Companies has had any outstanding Liability to pay compensation for loss of office or employment or a redundancy payment to any former employee of any of the Transferred Companies or to make any payment for breach of any employment Contract and no such sums have been paid (whether pursuant to a legal obligation or otherwise).

(c)     None of the Transferred Companies have employed or otherwise retained the services of (as a consultant, independent contractor or otherwise) any Person and, following the Closing, none of the Transferred Companies will have any obligation to employ or otherwise retain the services of any Person.

(d)    The Transferred Companies have owned no assets or properties other than the Distributed Assets and the capital stock in the Company Subsidiaries and TLG and have engaged in no operating business.

Section 2.14     Environmental Matters.

(a)     Each of the Transferred Companies and their respective assets and properties are and have been in compliance with all applicable Environmental Laws.

(b)    There is no Order, Action or Proceeding relating to or arising under Environmental Laws that is pending or, to the knowledge of Seller, threatened against or affecting any of the Transferred Companies or any of their respective assets and properties, and no facts, circumstances or conditions exist that could form the basis of any such Order, Action or Proceeding, including but not limited to any Action or Proceeding involving personal injury or property damage claims arising from or relating to any actual or alleged presence of or exposure to asbestos or any other Hazardous Substance at any location.

(c)     Neither the Seller nor any of the Transferred Companies has received any notice of or entered into or assumed or retained any Liabilities or Orders arising under or relating to Environmental Laws by Contract, operation of law or otherwise.

(d)    There are no unbudgeted or unreserved environmental capital expenditures  necessary for the Transferred Companies and their respective assets and properties to comply with Environmental Laws or Licenses required by Environmental Law.

(e)     There have been no releases or threatened releases of any Hazardous Substance (i) at any property currently or previously owned, leased or operated by any of the Transferred Companies or, (ii) at any third-party location as a result of or in any way arising from any business, operations or activities conducted by or from any properties currently or previously owned, leased or operated by or on behalf of the Transferred Companies.

(f)     There is not now, nor has there ever been, on, in or under any real property owned, leased or operated by any of the Transferred Companies, any (i) polychlorinated biphenyls (“PCBs”) or any PCB-containing equipment, (ii) underground storage tanks, above-ground storage tanks, dikes, ponds, lagoons or impoundments, (iii) asbestos or asbestos-containing materials or (iv) radioactive substances.

(g)    There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or which are in the possession of, the Transferred Companies in relation to any property or facility now or previously owned or leased by any of the Transferred Companies that have not been delivered to Purchaser prior to the execution of this Agreement.

Section 2.15     Bank and Brokerage Accounts; Investment Assets.  Section 2.14 of the Disclosure Schedule sets forth (i) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which any of the Transferred Companies has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, (ii) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of any of the Transferred Companies having signatory power with respect thereto and (iii) a list of each Investment Asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

Section 2.16     No Powers of Attorney.  None of the Transferred Companies has any powers of attorney or comparable delegations of authority outstanding.

Section 2.17     Brokers.  No broker or finder has acted for the Seller or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby and no broker or finder will be entitled to any brokerage fee, finder’s fee or commission in respect thereof.

Section 2.18     Investment Company Act.  None of the Transferred Companies is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 2.19     Disclosure.  All material facts relating to the Transferred Companies and the Distributed Assets have been disclosed to Purchaser in or in connection with this Agreement.  No representation or warranty contained in this Agreement, and no statement contained in the Disclosure Schedule or in any certificate, list or other writing furnished to

Purchaser pursuant to any provision of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

Section 2.20     Section 203 of the DGCL.  The Board of Directors of Seller has taken all action necessary to exempt under and not make subject to (a) the prohibitions on “business combinations” under Section 203 of the DGCL, (b) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (c) any provision of the Seller’s certificate of incorporation or bylaws that would require any corporate approval other than that otherwise required by Section 251 of the DGCL: (i) the execution of this Agreement and (ii) the transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

Section 3.01     Organization.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the New Zealand.  Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  Purchaser is duly qualified, licensed or admitted to do business and is in good standing in all jurisdictions in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary and in which the failure to be so qualified, licensed or admitted and in good standing could reasonably be expected to have an adverse effect on the validity or enforceability of this Agreement or on the ability of Purchaser to perform its obligations hereunder.

Section 3.02     Authority.  The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by all necessary corporate and other proceedings on the part of Purchaser, no other corporate action on the part of Purchaser.  This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

Section 3.03     No Conflicts.  The execution and delivery by Purchaser of this Agreement do not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of the organizational documents of Purchaser;

(b)           conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Purchaser or any of its assets or properties; or

(c)           except as disclosed in Section 3.03 of the Disclosure Schedule and other than any such items that, individually or in the aggregate, would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon Purchaser or any of its assets or properties under, any Contract or License to which Purchaser is a party or by which any of its assets or properties is bound.

Section 3.04     Purchase for Investment.  Purchaser is acquiring the Shares for its own account for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof.  Purchaser understands that the Shares have not been registered under the Securities Act or any applicable state securities laws and cannot be sold unless subsequently registered under the Securities Act and any applicable state securities laws or an exemption from such registration is available.

Section 3.05     Brokers.  The only brokers or finders that have acted for Purchaser or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby or that may be entitled to any brokerage fee, finder’s fee or commission in respect thereof is Grant Samuel & Associates and Downer & Company, LLC, whose fees, commissions and expenses are the sole responsibility of Purchaser.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.01     Consents and Approvals.

(a)     Subject to the requirements of applicable antitrust laws, Seller and Purchaser shall each, as promptly as practicable after the date of this Agreement, file or cause to be filed with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act.  The parties shall use reasonable best efforts to respond promptly to any requests for additional information made by either of such agencies, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

(b)    Subject to the requirements of applicable antitrust laws, Seller and Purchaser shall cooperate with each other and (i) promptly prepare and file all necessary documentation, (ii) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (iii) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all Governmental Authorities and (iv) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (i), (ii), (iii) and (iv), necessary to consummate the transactions contemplated by this Agreement or required by the terms of any franchise, permit, concession, Contract or other instrument to which the Seller or Purchaser or any of their respective Subsidiaries is a party or by which any of them is bound.  Seller shall have the right to review and approve in advance all characterizations of the information relating to Seller; Purchaser shall have the right to review and approve in advance all characterizations of the information relating to Purchaser; and each of Seller and Purchaser shall have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by this Agreement, in each case which appear in any material filing made in connection with the transactions contemplated hereby.  Seller and Purchaser agree that they will consult with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of all third parties and Governmental Authorities.

Section 4.02     Access to Information.  Seller shall, and shall cause the Transferred Companies and the officers, directors, employees and agents of Seller and the Transferred Companies, to, afford the officers, employees and agents of Purchaser, at their expense, reasonable access at all reasonable times from the date hereof through the Closing to its officers, employees, agents, properties, facilities, books, records, Contracts and other assets and shall furnish Purchaser all financial, operating and other data and information as Purchaser through its officers, employees or agents, may reasonably request.  Purchaser, at its sole expense, shall have the right to make such due diligence investigations as Purchaser shall deem necessary or reasonable, upon reasonable notice to Seller.  No additional investigations or disclosures shall affect Seller’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Purchaser pursuant to this Agreement.

Section 4.03     No Solicitation.

(a)     Seller agrees that from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Seller shall not, and Seller shall cause the Transferred Companies and its and their respective officers, directors, investment bankers, attorneys and other advisors and representatives not to (i) initiate, solicit, encourage or knowingly take any action to facilitate any inquiries with respect to a sale or transfer of any of the capital stock or assets of any of the Transferred Companies (a “Prohibited Transaction”), or (ii) participate in any discussions or negotiations with, or provide access to its properties, books and records or any confidential information or data to, any third party regarding any Prohibited Transaction.

(b)    If the Merger Agreement is terminated in accordance with the provisions of Section 7.1(d) because, at a meeting of the stockholders of TLG duly convened, Seller shall not have voted in favor of the Merger Agreement or the transactions contemplated thereunder, Seller agrees that it shall not, and Seller shall cause the Transferred Companies and its and their respective officers, directors, investment bankers, attorneys and other advisors and representatives not to (i) initiate, solicit, encourage or knowingly take any action to facilitate any inquiries with respect to a Takeover Proposal, (ii) participate in any discussions or negotiations with, or provide access to its properties, books and records or any confidential information or data to, any third party regarding any Takeover Proposal or (iii) vote for or consent to any transaction contemplated by any letter of intent, merger, acquisition or similar agreement with respect to any Takeover Proposal for a period of eighteen (18) months following such termination; provided that nothing herein shall prohibit Seller or any of the Transferred

Companies from selling common stock of the Company on a “national securities exchange,” as defined under the Securities Exchange Act of 1934.

(c)                                 For purposes of this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to (A) any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transaction involving any of the Transferred Companies or TLG of (x) assets or businesses that constitute or represent 10% or more of the total revenue, operating income or assets of the Transferred Companies, taken as a whole immediately prior to such transaction, or TLG or (y) 10% or more of the outstanding shares of the capital stock of, or other equity or voting interests in, any of the Transferred Companies or TLG in each case other than the transactions contemplated by this Agreement or (B) any purchase or sale of, or tender offer or exchange offer for, capital stock of any of the Transferred Companies or TLG that if consummated would result in any Person beneficially owning 10% or more of any class of capital stock of the Transferred Companies or TLG, as applicable.

Section 4.04           Conduct of Business.

(a)                                 The businesses of the Transferred Companies shall be conducted only in the ordinary and usual course of business and consistent with past practices, and Seller and the Transferred Companies shall use all commercially reasonable efforts to maintain and preserve intact their respective business organizations.

(b)                                Without limiting the generality of the foregoing Section 4.04(a), Seller shall not permit any of the Transferred Companies to do any of the following:

(i)            except for the distribution of the Distributed Assets, acquire, sell, lease, transfer or dispose of any of its assets, rights or securities or enter into any commitment, transaction, line of business or other Contract;

(ii)           acquire by merging or consolidating with or by purchasing any equity interest in or any portion of the assets of, or by any other manner, any Person;

(iii)          amend or propose to amend its certificates of incorporation or bylaws;

(iv)          except for the distribution of the Distributed Assets, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock;

(v)           purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests;

(vi)          split, combine or reclassify any outstanding shares of its capital stock;

(vii)         incur, assume, guarantee or become obligated with respect to any indebtedness for borrowed money;

(viii)        create or assume any Lien on any asset;

(ix)           authorize, recommend or propose any change in its capitalization;

(x)            make any changes in its reporting for Taxes or accounting methods; make or rescind any Tax election or file any amended Tax Return; make any change to its method or reporting income, deductions, or other Tax items for Tax purposes; settle or compromise any Tax Liability or enter into any transaction with an affiliate;

(xi)           make any representation or promise, oral or written, to any current or former officer, employee or consultant of any of the Transferred Companies concerning any Plan or adopting or entering into any Plan;

(xii)          settle, compromise or otherwise resolve any Action or Proceeding;

(xiii)         pay or discharge any claims, Liens or Liabilities;

(xiv)        approve, make or commit to make any capital expenditure;

(xv)         organize or acquire any Person that could become a Subsidiary;

(xvi)        adopt a plan of complete or partial liquidation, dissolution, or reorganization;

(xvii)       take, agree to commit to take, omit to take or agree to omit to take, any action that would or would reasonably be expected to result in (A) the breach of any representation, warranty, covenant or agreement contained in this Agreement or (B) otherwise in the failure of a condition set forth in Article V at, or as of any time prior to, the Closing, or that would materially impair the ability of Seller or Purchaser to consummate the transactions contemplated herein in accordance with the terms hereof or materially delay such consummation; or

(xviii)      agree in writing or otherwise to take any of the actions precluded by this Section 4.04.

(c)                                 Seller will promptly notify Purchaser in writing of each receipt by Seller or any of the Transferred Companies (and furnish Purchaser with copies) of any notice of investigation or administrative proceeding by the IRS, Department of Labor, PBGC or other Person involving any Plan established, sponsored, maintained, contributed to or required to be contributed to by any of the Transferred Companies, or any Affiliate of any of the Transferred Companies.

Section 4.05           Books and Records.  On the Closing Date, Seller will provide to Purchaser all of the Books and Records, and if at any time after the Closing Seller discovers in its possession or under its control any other Books and Records, it will forthwith deliver such Books and Records to Purchaser.

Section 4.06           Notice and Cure.  Seller will notify Purchaser promptly in writing of, and contemporaneously will provide Purchaser with true and complete copies of any and all information or documents relating to, and will use best efforts to cure before the Closing, any event, transaction or circumstance that causes or will cause any covenant or agreement of Seller under this Agreement to be breached or that renders or will render untrue any representation or warranty of Seller contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance.  Seller also will notify Purchaser promptly in writing of, and will use its best efforts to cure, before the Closing, any violation or breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, whether occurring or arising before, on or after the date of this Agreement.  No notice given pursuant to this Section 4.06 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Purchaser’s right to seek indemnity under Article VIII.

Section 4.07           Distributed Assets.  Prior to the Closing, the Transferred Companies will distribute to their shareholders all cash and all other assets of any of the Transferred Companies as set forth in Section 4.07 of the Disclosure Schedule (“Distributed Assets”), in each case pursuant to documentation reasonably satisfactory to Purchaser.

Section 4.08           Public Statements.  Seller and Purchaser shall consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby and shall not issue any such public announcement or statement prior to such consultation, except as may be required by law or any listing agreement with any securities exchange or trading market.

Section 4.09           Further Assurances.  Subject to the terms and conditions provided herein, each of Seller and Purchaser agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties hereto of the transactions contemplated by this Agreement.  In the event that any administrative or judicial Action or Proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement, each of Seller and Purchaser shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the transactions contemplated hereby.  Seller further agrees that it will not, and will cause the Transferred Companies not to, exercise any appraisal rights in relation to the TLG Shares that may be available under Delaware law in connection with the Merger.

ARTICLE V

CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

Section 5.01           Representations and Warranties.   The representations and warranties of Seller set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and Purchaser shall have received a certificate signed on behalf of Seller by the chief executive officer and the chief financial officer of Seller to such effect.

Section 5.02           Performance.  Seller shall have performed and complied with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Seller at or before the Closing.

Section 5.03           Orders and Laws.  There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, and there shall not be pending or threatened on the Closing Date any Action or Proceeding or any other action in, before or by any Governmental Authority that could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability to Purchaser or any of the Transferred Companies or the transactions contemplated by this Agreement of any such Law.

Section 5.04           Regulatory Consents and Approvals.  All consents, approvals and actions of, filings with and notices to any Governmental Authority necessary to permit Purchaser and Seller to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (a) shall have been duly obtained, made or given, (b) shall be in form and substance reasonably satisfactory to Purchaser, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act or any applicable foreign competition or investment Law, shall have occurred.

Section 5.05           Merger Agreement Conditions.  The Merger Agreement Conditions shall have been satisfied.

Section 5.06           Resignations of Directors and Officers.  The directors and officers of the Transferred Companies shall have resigned or been removed as of, or immediately prior to, the Closing.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion):

Section 6.01           Representations and Warranties.  The representations and warranties of Purchaser set forth herein shall be true and correct as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and Seller shall have received a certificate signed on behalf of Purchaser by the chief executive officer and the chief financial officer of Purchaser to such effect.

Section 6.02           Performance.  Purchaser shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

Section 6.03           Orders and Laws.  There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

Section 6.04           Regulatory Consents and Approvals.  All consents, approvals and actions of, filings with and notices to any Governmental Authority necessary to permit Seller and Purchaser to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act or any applicable foreign competition or investment Law, shall have occurred.

Section 6.05           Merger Agreement Conditions.  The Merger Agreement Conditions shall have been satisfied.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS, WARRANTIES,

COVENANTS AND AGREEMENTS

Section 7.01           Survival of Representations, Warranties, Covenants and Agreements.  Notwithstanding any right of Purchaser (whether or not exercised) to investigate the affairs of the Transferred Companies or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Seller and Purchaser have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement.  The representations, warranties, covenants and agreements of Seller and Purchaser contained in this Agreement will survive the Closing (a) indefinitely with respect to the representations and warranties contained in Sections 2.01, 2.02, 2.03, 2.04, 2.16, 2.17, 3.02 and 3.05, (b) until 90 calendar days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to matters covered by Section 2.06, Section 2.13 and 2.14 and, insofar as they relate to ERISA or the Code, Section 2.09, (c) until the date that is 36 months following the Closing Date in the case of all other representations and warranties and (d) with respect to each covenant or agreement contained in this Agreement, indefinitely, except that any representation or warranty that would otherwise terminate in accordance with clause (b) or (c) above will continue to survive if notice shall have been timely given under Article VIII on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Article VIII.

ARTICLE VIII

ESCROW AND INDEMNIFICATION

Section 8.01           Appraisal of Distributed Assets.  As promptly as practicable after the date hereof and in any event prior to October 15, 2007, Seller shall, at its sole expense:

(a)           engage an appraisal firm (the selection of which is subject to the prompt and reasonable approval of Purchaser) to conduct, and such firm shall conduct, an appraisal of the fair market value of the assets held as of the date hereof by the Transferred Companies other than the common stock and Class F preferred stock of TLG owned by the Transferred Companies as of the date hereof, such appraisal to calculate, among all other material items as determined by the engaged firm, the fair market value of all the shares of Caribbean Freight System, Inc. (“CFS”) owned as of the date hereof by the Transferred Companies (the “CFS FMV”) and the fair market value of all the shares of Tradewinds International Airlines (“Tradewinds”) owned as of the date hereof by the Transferred Companies (the “Tradewinds FMV”);

(b)           engage a nationally recognized public accounting firm (the selection of which is subject to the prompt and reasonable approval of Purchaser) to calculate, and such accounting firm shall calculate, the Tax basis of all the shares of CFS owned as of the date hereof by the Transferred Companies (the “CFS Tax Basis”) and the Tax basis of all the shares of Tradewinds owned as of the date hereof by the Transferred Companies (the “Tradewinds Tax Basis”); and

(c)           provide Purchaser with (x) copies of all reports and documents provided to Seller by the firms referenced in this Section 8.01, (y) supporting data and other information reasonably requested by Purchaser, and (z) access to the representatives of the firms referenced in this Section 8.01, as reasonably requested by Purchaser.

Section 8.02           Escrow.

(a)           At Closing, Purchaser shall deposit with an escrow agent jointly designated by Purchaser and Seller (the “Escrow Agent”) the Escrow Amount (as defined below) into an escrow fund (the “Escrow Fund”).  The Escrow Fund shall be governed by the terms set forth in an escrow agreement in form and substance mutually acceptable to Seller, Purchaser and the Escrow Agent to be executed and delivered at the Closing (the “Escrow Agreement”) and shall be available to indemnify Purchaser pursuant to the indemnification provisions set forth in this Article VIII.

(b)                                The “Escrow Amount” shall be equal to:

(i)            $1,000,000 plus

(ii)           if the CFS FMV is greater than the CFS Tax Basis, the product of (x) the difference between the CFS FMV and the CFS Tax Basis and (y) 0.40, plus

(iii)          if the Tradewinds FMV is greater than the Tradewinds Tax Basis, the product of (x) the difference between the Tradewinds FMV and the Tradewinds Tax Basis and (y) 0.40.

(c)                                 On the date that is the earlier of (i) 30 days following the expiration of the federal income Tax statute of limitations (including extensions thereof) for the taxable year of the Transferred Companies that includes the Closing Date, and (ii) four (4) years following the Closing Date, the Escrow Agent shall release and distribute to Seller such portion of the Escrow Amount as remains in the Escrow Account, minus the amount of any pending claims made by Purchaser against the Escrow Fund as of such date, such amount to be released and distributed upon the resolution of any such claim in accordance with the terms of the Escrow Agreement.

Section 8.03           Tax Indemnification.  (a) Seller shall indemnify and hold harmless Purchaser and its officers, directors, employees, agents and Affiliates (each, a “Purchaser Indemnitee”) from and against all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any of the following:

(i)            any Liability for Taxes of the Transferred Companies for any Pre-Closing Tax Period (including Taxes resulting from the distribution of the Distributed Assets);

(ii)           any Liability arising from, relating to or otherwise in connection with any inaccuracies in or any breach of a representation, warranty, covenant or agreement contained in Section 2.06 (Taxes);

(iii)          any Liability (as a result of Treasury Regulations Section 1.1502-6(a) or otherwise) for income Taxes of Seller or any other Person (other than any of the Transferred Companies) which is or has ever been affiliated with any of the Transferred Companies, or with whom any of the Transferred Companies otherwise join or have ever joined (or are or have ever been required to join) in filing any consolidated, combined or unitary domestic or foreign Tax Return, prior to the Closing;

(iv)          any Liability resulting from restructurings or reorganizations undertaken by Seller, any of its Affiliates or any of the Transferred Companies on or prior to the Closing; or

(v)           all Liability for reasonable legal fees and expenses and reasonable out-of-pocket costs incurred in connection any item in clause (i) through (iv) above.

(b)           In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”): (i) real, personal and intangible property, franchise, license, and other Taxes not imposed on income, receipts, sales, use, payment of wages, or other identifiable transactions or events of the Transferred Companies for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes of the Transferred  Companies (other than those described in clause (i)) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.  For the avoidance of doubt, any deferred items triggered into income by Treasury Regulations Sections 1.1502-13 and 1.1502-14 and any excess loss accounts taken into income under Treasury Regulations Section 1.1502-19 as a result of the transactions contemplated by this Agreement shall for these purposes be apportioned to the Pre-Closing Tax Period.

(c)           All stamp, transfer, documentary, sales, use, value-added, registration and other such Taxes (including without limitation all applicable real estate transfer or gains Taxes) and related fees (including without limitation any penalties, interest and additions to Tax) incurred in connection with the transactions contemplated by this Agreement shall be paid by Seller, and Seller and Purchaser shall cooperate in timely filing all Tax Returns as may be required to comply with the provisions of such Tax Laws.  Purchaser and Seller will reasonably cooperate with each other to lawfully minimize such Taxes.

(d)           If a claim shall be made by any Taxing Authority (a “Tax Claim”) that, if successful, might result in an indemnity payment to Purchaser pursuant to Section 8.01(a), Purchaser must send prompt notice to Seller in writing of the Tax Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying parties have been actually prejudiced as a result of such failure.

(e)           With respect to any Tax Claim relating to a taxable period ending on or before the Closing Date, Seller shall control the defense of the Tax Claim; provided, however, that neither Seller nor any of its Affiliates (or any successor of Seller or its Affiliates) shall enter into any settlement of or otherwise compromise any Tax Claim that adversely affects or is likely to adversely affect the Tax liability of Purchaser, any of the Transferred Companies or their respective Affiliates (or successor or assign of the foregoing) for any period ending after the Closing Date, including the portion of the Straddle Period that is after the Closing Date, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); for the avoidance of doubt, Purchaser shall not withhold, condition or delay such consent unless such settlement or compromise materially adversely affects or is likely to materially adversely affect the Tax liability of Purchaser, any of the Transferred Companies or their respective Affiliates (or successor or assign of the foregoing) for any period ending after the Closing Date, including the portion of the Straddle Period that is after the Closing Date.  Purchaser shall be entitled to be informed of such Tax Claim within a reasonable time after such

Tax Claim is asserted and of the developments with respect to such Tax Claim at any administrative meeting, conference, hearing or other proceeding.

(f)            Except as otherwise provided in Section 8.01(e), Purchaser shall control all proceedings with respect to Tax Claims.  Purchaser shall not be entitled to be indemnified or held harmless under Section 8.01 for any Tax Claim if it shall settle such Tax Claim without the prior written consent of Seller, unless Purchaser has sought such consent and such consent has been unreasonably withheld, conditioned or delayed, it being agreed that Seller shall not unreasonably withhold, condition or delay such consent.

(g)           Any indemnity payment made pursuant to this Section 8.01 shall be made within five Business Days after Purchaser makes written demand upon Seller, but in no case earlier than five Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority (including without limitation estimated Tax payments).

(h)           Any indemnity payment made pursuant to this Section 8.01 shall be treated as an adjustment to the amount of the Purchase Price for Tax purposes, unless a final determination with respect to Purchaser Indemnitee causes such payment to be treated other than as an adjustment to the amount of the Purchase Price for federal income tax purposes.

(i)            For the avoidance of doubt, Seller shall have no indemnity obligation pursuant to this Section 8.03 or Section 8.04 for the loss of or disallowance of any net operating loss carryforward.

Section 8.04           Other Indemnification.  (a)  Seller shall indemnify Purchaser and its officers, directors, employees, agents and Affiliates in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any of the following:

(i)            any breach of any representation or warranty of the Seller contained in this Agreement (other than in Section 2.06, which shall be governed by Section 8.01), without giving effect to any materiality threshold or qualifier contained therein;

(ii)           any breach or failure to perform any covenant or agreement of the Seller contained in this Agreement or any agreement or instrument furnished by the Seller pursuant to this Agreement; and

(iii)          any Liabilities resulting from, arising out of, or relating or attributable to the ownership or operations of any of the Transferred Companies prior to the Closing or the Distributed Assets, including the transactions contemplated by Section 4.07.

(b)                                Purchaser agrees to indemnify Seller and its officers, directors, employees, agents and Affiliates in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to:

(i)            any breach of any representation or warranty of Purchaser contained in this Agreement or any other agreement or instrument furnished by Purchaser pursuant to this Agreement, without giving effect to any materiality threshold or qualifier contained therein;

(ii)           any breach or failure to perform any covenant or agreement of Purchaser contained in this Agreement or any agreement or instrument furnished by Purchaser pursuant to this Agreement.

(iii)          any Liabilities attributable to actions by Purchaser and solely resulting from, arising out of, or relating to the ownership or operations by Purchaser of any of the Transferred Companies following the Closing Date.

Section 8.05           Method of Asserting Claims.  All claims for indemnification by any Indemnified Party under Section 8.02 will be asserted and resolved as follows:

(a)           In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 8.02 is asserted against or sought to be collected from such Indemnified Party by a Person other than Seller, any of the Transferred Companies, Purchaser or any Affiliate of Seller or Purchaser (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third Party Claim setting forth the nature of the Third Party Claim in reasonable detail.  The failure of the Indemnified Party to provide such notice will not affect any rights hereunder except to the extent the Indemnifying Party or its Affiliates are actually and materially prejudiced thereby.

(b)           In the event that a Third Party Claim is asserted, the Indemnifying Party may, within 30 calendar days after receipt of such notice and upon notice to the Indemnifying Party, assume, through counsel of the Indemnifying Party’s own choice, reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s own expense, the settlement or defense thereof, and the Indemnified Party shall reasonably cooperate with the Indemnifying Party in connection therewith, provided that the Indemnifying Party agrees in writing that as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be obligated to satisfy such Third Party Claim in full in accordance with Article VIII of this Agreement and provided further that if a potential conflict of interest between the Indemnified Party and the Indemnifying Party exists, or there later arises such a potential conflict of interest, the Indemnified Party shall have the to be represented by attorneys of the Indemnified Party’s own choosing at the Indemnified Party’s own cost and expense.  So long as the Indemnifying Party is contesting any such Third Party Claim, the Indemnified Party shall not pay or settle any such Third Party Claim without the Indemnifying Party’s consent, which is not to be unreasonably withheld, conditioned or delayed.  If the Indemnifying Party assumes the defense of a proceeding, no compromise or settlement of such Third Party Claims may be effected by the Indemnifying Party without the Indemnified Party’s consent, which is not to be unreasonably withheld, conditioned or delayed unless the sole relief provided is for monetary damages that are paid in full by the Indemnifying Party.  If the Indemnifying Party does not assume the defense of, or is not contesting such Third Party Claim, then the Indemnified Party may conduct and control, through counsel of its own choosing (who shall be reasonably satisfactory to the Indemnifying Party) and at the expense of the Indemnifying Party, the settlement or defense thereof, and the Indemnifying Party shall cooperate with the Indemnified Party in connection therewith.

(c)           In the event any Indemnified Party should have a claim under Section 8.02 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver written notice of such claim with reasonable promptness to the Indemnifying Party.  The failure by the Indemnified Party to provide such notice will not affect any rights hereunder except to the extent the Indemnifying Party or its Affiliates are actually and materially prejudiced thereby.  If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such notice or fails to notify the Indemnified Party within thirty calendar days whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the notice will be conclusively deemed a liability of the Indemnifying Party under Section 8.02 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand.  If the Indemnifying Party timely disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

Section 8.06           Exclusive Remedy.  From and after the Closing, this Article VIII shall be the sole and exclusive remedy of the parties to this Agreement with respect to any claim resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement.

ARTICLE IX

TERMINATION

Section 9.01           Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a)           at any time before the Closing, by mutual written agreement of Seller and Purchaser;

(b)           at any time before the Closing, by Seller or Purchaser, in the event (i) of a material breach hereof by the non-terminating party if such non-terminating party fails to cure such breach within five Business Days following notification thereof by the terminating party or (ii) upon notification of the non-terminating party by the terminating party that, and in the event that, the satisfaction of any condition to the terminating party’s obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a breach hereof by the terminating party;

(c)           at any time after the earlier to occur of the Closing of the Merger and January 31, 2008 by Seller or Purchaser upon notification of the non-terminating party by the terminating party if the Closing shall not have occurred on or before such time or date and such failure to consummate is not caused by a breach of this Agreement by the terminating party; or

(d)           at any time after the termination of the Merger Agreement in accordance with its terms, by Purchaser upon notification of Seller by Purchaser.

Section 9.02           Effect of Termination.

(a)           If this Agreement is validly terminated pursuant to Section 9.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Seller or Purchaser (or any of their respective representatives or Affiliates), except as provided in the next succeeding sentence and except that the provisions with respect to no solicitation in Section 4.03(b) and expenses in Section 9.02(b) will continue to apply in accordance with their terms following any such termination.  Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to Section 9.01(b) or (c) Seller will remain liable to Purchaser for any breach of this Agreement by Seller existing at the time of such termination, and Purchaser will remain liable to Seller for any breach of this Agreement by Purchaser existing at the time of such termination, and Seller or Purchaser may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity.

(b)           All expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing has occurred.

ARTICLE X

DEFINITIONS

Section 10.01         Definitions.  (a)  As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Actions or Proceedings” means any claim, action, suit, notice, inquiry, proceeding, investigation, arbitration or audit by, from or of any Person.

“Affiliate” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Books and Records” means all files, documents, instruments, papers, books and records relating to the business of any of the Transferred Companies, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in New York, New York or Auckland, New Zealand.

“CERCLA” has the meaning ascribed to it in the definition of “Environmental Law.”

“CFS” has the meaning ascribed to it in Section 7.01(a).

 “CFS FMV” has the meaning ascribed to it in Section 7.01(a).

“CFS Tax Basis” has the meaning ascribed to it in Section 7.01(b).

 “Closing” means the closing of the transactions contemplated by Section 1.03.

“Closing Date”  has the meaning ascribed to it in Section 1.03.

“Code” means the Internal Revenue Code of 1986, as amended and as it may be further amended from time to time, any successor statutes thereto, and applicable U.S. Department of Treasury Regulations issued pursuant thereto in temporary or final form.

“Company Subsidiaries” means TIA, Inc.

“Contract” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, deeds of trust, commitments, leases or other instruments or obligations, whether written or oral.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedule” means the record delivered to Purchaser by Seller or to Seller by Purchaser herewith, as the case may be, and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by Seller or Purchaser pursuant to this Agreement.

“Dispute Period” means the period ending 30 calendar days following the date of receipt by an Indemnifying Party of written notice of a claim for indemnification pursuant to the provisions of Article VIII.

“Distributed Assets” has the meaning ascribed to it in Section 4.07.

“Environmental Law” means any federal, foreign, state and local Law or legal requirement, including regulations, orders, permits, licenses, approvals, ordinances, directives and the common law, pertaining to pollution, the environment, the protection of the environment or human health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Occupational Safety and Health Act, the Toxic Substances Control Act, the Atomic Energy Act, the Hazardous Materials Transportation

Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar federal, foreign, state or local Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agent” has the meaning ascribed to it in Section 7.02(a).

“Escrow Agreement” has the meaning ascribed to it in Section 7.02(a).

“Escrow Amount” has the meaning ascribed to it in Section 7.02(b).

“Escrow Fund” has the meaning ascribed to it in Section 7.02(a).

“Governmental Authority” means the United States federal, state, county, local or any foreign government, governmental, regulatory or administrative authority, subdivision, agency, or commission or any court, tribunal, or judicial or arbitral body or entity.

“Hazardous Substance” means (a) any “hazardous substance,” as defined by CERCLA, (b) any “hazardous waste,” as defined by RCRA, and (c) any pollutant, contaminant, waste or hazardous, dangerous or toxic chemical, material or substance, including asbestos, buried contaminants, regulated chemicals, flammable explosives, radiation and radioactive materials, polychlorinated biphenyls, petroleum and petroleum products and by-products, lead, pesticides, natural gas, and nuclear fuel, all within the meaning of any applicable law of any applicable Governmental Authority relating to or imposing liability or standards of conduct pertaining thereto, all as amended or hereafter amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Indemnified Party” means any Person claiming indemnification under any provision of Article VIII, including without limitation a Person asserting a claim pursuant to paragraph (c) of Section 8.03.

“Indemnifying Party” means any Person against whom a claim for indemnification are being asserted under any provision of Article VIII, including without limitation a Person against whom a claim is asserted pursuant to paragraph (c) of Section 8.03.

“Investment Assets” of any Person means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by such Person.

“IRS” means the United States Internal Revenue Service.

“Laws” means all laws (including common law), statutes, rules, regulations, ordinances, codes, directives, requirements, binding agreements and other pronouncements having the effect of law that have been issued, established or promulgated by any Governmental Authority.

“Liabilities” means all liabilities, Indebtedness, claims, demands, expenses, commitments or obligations of every kind and description (whether known or unknown, absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental Authority.

“Liens” means, with respect to any asset, any mortgage, lien, claim, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Loss” means any and all damages, fines, fees, penalties, deficiencies, diminutions in value, losses, obligations, claims of any kind, costs and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

“Merger” has the meaning ascribed to it in the recitals.

“Merger Agreement” has the meaning ascribed to it in the recitals.

“Merger Agreement Conditions” means the conditions precedent in Article 6 of the Merger Agreement.

“Order” means any writ, judgment, decree, injunction, settlement or similar order of or approved by any Governmental Authority (in each such case whether preliminary or final).

“PBGC” means the Pension Benefit Guaranty Corporation established under ERISA.

“Pension Benefit Plan” means each Benefit Plan which is a pension benefit plan within the meaning of Section 3(2) of ERISA.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

“Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, formal or informal, including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Prohibited Transaction” has the meaning ascribed to it in Section 4.04(a).

“Purchase Price” has the meaning ascribed to it in Section 1.02(a).

“Purchaser” has the meaning ascribed to it in the preamble.

“Purchaser Indemnitee” has the meaning ascribed to it in Section 8.01(a).

“Qualified Plan” means each benefit plan which is intended to qualify under Section 401 of the Code.

“RCRA” has the meaning ascribed to it in the definition of “Environmental Law.”

“Resolution Period” means the period ending 30 calendar days following receipt of written notice of a claim for indemnification pursuant to the provisions of Article VIII.

“Seller” has the meaning ascribed to it in the preamble.

“Shares” has the meaning ascribed to it in Section 1.01.

“Straddle Period” has the meaning ascribed to it in Section 8.01(b).

“Subsidiary” means, with respect to any Person, any other Person in which such first Person, directly or indirectly, beneficially owns more than 50% of either the equity interests in, or the voting control of, such other Person.

“Subsidiary Shares” means all of the capital stock or other equity interests in the Company Subsidiaries.

“Tax” means (i) all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including, without limitation, income, franchise, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental or other governmental taxes or charges, imposed by any taxing or other Governmental Authority, including any interest, penalties or additions to tax applicable or related thereto; (ii) any Liability for the payment of any amounts of the type described in clause (i) as the result of being a member of an affiliated, consolidated, combined or unitary group; and (iii) any Liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or clause (ii).

“Tax Claim” has the meaning ascribed to it in Section 8.01(d).

“Tax Return” means any report, return, statement, declaration or other written information required to be supplied to a taxing or other Governmental Authority in connection with Taxes including any schedules or attachments thereto, including any amendments thereto, and including any information returns.

“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

“Third Party Claim” has the meaning ascribed to it in Section 8.03(a).

“TLG” has the meaning ascribed to it in the recitals.

“TLG Shares” has the meaning ascribed to it in the recitals.

“Tradewinds” has the meaning ascribed to it in Section 7.01(a).

“Tradewinds FMV” has the meaning ascribed to it in Section 7.01(a).

“Tradewinds Tax Basis” has the meaning ascribed to it in Section 7.01(b).

“Transferred Companies” means the Company and the Company Subsidiaries and any of their respective predecessor entities.

(b)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the word “including” shall mean “including without limitation” and the words “included” and “include” shall have corresponding meanings; (v) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (vi) all currency shall be reflected in U.S. Dollars and (vii) the phrases “ordinary course of business” and “ordinary course of business consistent with past practice” refer to the business and practice of the Transferred Companies.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE XI

MISCELLANEOUS

Section 11.01         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested), delivered by email in PDF form or sent by overnight courier or by telecopier (upon confirmation of receipt) to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Purchaser, to:

Mainfreight Limited
P.O. Box 14-038 Panmure
Auckland, New Zealand
Attention:  Don Braid, Managing Director
Fax: +64 (9) 270-7400
Email:  don@mainfreight.com

with a copy to:

Howard-Smith & Co.
Barristers and Solicitors
P.O. Box 33-339, Takapuna
Auckland, New Zealand
DX BP 66501
Attention:  Carl Howard-Smith
Fax:  +64 (9) 486-1045
Email:  chslegal@xtra.co.nz

and

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attention:  Jack S. Bodner, Esq.
Fax:  (646) 441-9079
Email:  jbodner@cov.com

If to Seller, to:

Swirnow Airways Corp.
500 Harborview Drive, Third Floor
Baltimore, Maryland 21230
Attention:  Stuart Hettleman
Fax:  (410) 230-0897
Email:  shettleman@targetlogistics.com

with a copy to:

Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
One South Street, 27th Floor
Baltimore, Maryland 21202
Attention:  Hillel Tendler, Esq.
Fax:  (410) 951-6038
Email: ht@nqgrg.com

Notice so given shall (in the case of notice so given by mail) be deemed to be given three Business Days after mailed and (in the case of notice so given by cable, telegram, telecopier, telex, email or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

Section 11.02         Interpretations.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.03         Governing Law; Jurisdiction.  (a)  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

(b)           Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery, and (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any of the transactions contemplated hereby.

Section 11.04         Counterparts; Facsimile Transmission of Signatures.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 11.05         Assignment; No Third Party Beneficiaries.

(a)           This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.

(b)           Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that each Indemnified Party is intended to be a third party beneficiary of Article VIII and may specifically enforce its terms.

Section 11.06         Severability.  If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement.  Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 11.07         Specific Performance.  Notwithstanding any other provision of this Agreement (including Section 9.02), Purchaser and Seller agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event this Agreement were breached (or Purchaser or Seller, as the case may be, threatens such a breach).  It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, Purchaser and Seller shall be entitled to an injunction to prevent such a breach and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity, without the necessity of posting any bond.  Purchaser and Seller irrevocably waive any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance.  If the Merger is consummated and the Closing does not occur as provided herein, Seller may exercise any rights that it may have as a stockholder of TLG under the Merger Agreement, without prejudice to any remedy to which it is otherwise entitled at law or in equity hereunder.

Section 11.08         Entire Agreement.  This Agreement contains all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.

Section 11.09         Amendment.  This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto.

Section 11.10         Waiver.  Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Closing by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

MAINFREIGHT LIMITED

By:	/s/ DON BRAID
Name: Don Braid
Title: Group Managing Director

SWIRNOW AIRWAYS CORP.

By:	/s/ STUART HETTLEMAN
Name: Stuart Hettleman
Title: Vice President

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]